Filed by F.N.B. Corporation

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934

Subject Company: PVF Capital Corp.

(SEC Registration Statement No. 333-189708)

The following slide presentation accompanied the Second Quarter 2013 Earnings Report and Conference Call of F.N.B. Corporation held on July 24, 2013:

F.N.B. Corporation

Second Quarter 2013 Earnings Presentation July 24, 2013

Cautionary Statement Regarding Forward-Looking Information and Non-GAAP Financial Information

This presentation and the reports F.N.B. Corporation files with the Securities and Exchange Commission often contain “forward-looking statements” relating to present or future trends or factors affecting the banking industry and, specifically, the financial operations, markets and products of F.N.B. Corporation. These forward-looking statements involve certain risks and uncertainties. There are a number of important factors that could cause F.N.B. Corporation’s future results to differ materially from historical performance or projected performance. These factors include, but are not limitedto: (1)a significant increase in competitive pressures among financial institutions; (2) changes in the interest rate environment that may reduce interest margins; (3) changes in prepayment speeds, loan sale volumes, charge-offs and loan loss provisions; (4) general economic conditions; (5) various monetary and fiscal policies and regulations of the U.S. government that may adversely affect the businesses in which F.N.B. Corporation is engaged; (6) technological issues which may adversely affect F.N.B. Corporation’s financial operations or customers; (7) changes in the securities markets; (8)risk factors mentioned in the reports and registration statements F.N.B. Corporation files with the Securities and Exchange Commission; (9) housing prices; (10) job market; (11) consumer confidence and spending habits; (12) estimates of fair value of certain F.N.B. Corporation assets and liabilities; (13) transaction risks associated with the pending mergers of PVF Capital Corp. and BCSB Bancorp, Inc., and integration challenges related to the recently completed merger with Annapolis Bancorp, Inc. and the difficulties encountered in expanding into a new market; or (14) the effects of current, pending and future legislation, regulation and regulatory actions. F.N.B. Corporation undertakes no obligation to revise these forward-looking statements or to reflect events or circumstances after the date of this presentation.

To supplement its consolidated financial statements presented in accordance with Generally Accepted Accounting Principles (GAAP), the Corporation provides additional measures of operating results, net income and earnings per share (EPS) adjusted to exclude certain costs, expenses, and gains and losses. The Corporation believes that these non-GAAP financial measures are appropriate to enhance the understanding of its past performance as well as prospects for its future performance. In the event of such a disclosure or release, the Securities and Exchange Commission’s Regulation G requires: (i) the presentation of the most directly comparable financial measure calculated and presented in accordance with GAAP and (ii) a reconciliation of the differences between the non-GAAP financial measure presented and the most directly comparable financial measure calculated and presented in accordance with GAAP. The required presentations and reconciliations are contained herein and can be found at our website, www.fnbcorporation.com, under “Shareholder and Investor Relations” by clicking on “Non-GAAP Reconciliation.”

The Appendix to this presentation contains non-GAAP financial measures used by the Corporation to provide information useful to investors in understanding the Corporation’s operating performance and trends, and facilitate comparisons with the performance of the Corporation’s peers. While the Corporation believes that these non-GAAP financial measures are useful in evaluating the Corporation, the information should be considered supplemental in nature and not as a substitute for or superior to the relevant financial information prepared in accordance with GAAP. The non-GAAP financial measures used by the Corporation may differ from the non-GAAP financial measures other financial institutions use to measure their results of operations. This information should be reviewed in conjunction with the Corporation’s financial results disclosed on July 23, 2013 and in its periodic filings with the Securities and Exchange Commission.

2

Important Information About the Pending Mergers

Merger of F.N.B. and PVF Capital. In connection with the pending merger between F.N.B. and PVF Capital Corp., a definitive proxy statement of PVF Capital and prospectus of F.N.B. will be filed with the SEC. SHAREHOLDERS OF PVF CAPITAL CORP. ARE URGED TO READ THE DEFINITIVE PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS THAT ARE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.

F.N.B. and PVF Capital and certain of their directors and executive officers may be deemed to be participants in the solicitation of proxies from PVF Capital shareholders in connection with the proposed merger. Information concerning such participants’ ownership of PVF Capital common shares will be set forth in the definitive proxy statement/prospectus.

Merger of F.N.B. and BCSB Bancorp. In connection with the proposed merger between F.N.B. and BCSB Bancorp, a definitive proxy statement of BCSB Bancorp and prospectus of F.N.B. will be filed with the SEC. SHAREHOLDERS OF BCSB BANCORP, INC. ARE URGED TO READ THE DEFINITIVE PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS THAT ARE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.

F.N.B. and BCSB Bancorp and certain of their directors and executive officers may be deemed to be participants in the solicitation of proxies from BCSB Bancorp shareholders in connection with the proposed merger. Information concerning such participants’ ownership of BCSB Bancorp common stock will be set forth in the definitive proxy statement/prospectus.

Where to Find Additional Information. A free copy of the definitive proxy statement/prospectus for each pending merger (when it is available), as well as other documents containing information about F.N.B. Corporation, PVF Capital Corp. and BCSB Bancorp, Inc., may be obtained at the SEC’s Internet site (http://www.sec.gov). In addition, investors and security holders may obtain free copies of the documents that F.N.B., PVF Capital and BCSB Bancorp have filed with the SEC by contacting the following persons at each corporation:

F.N.B.: James G. Orie, Chief Legal Officer, F.N.B. Corporation, One F.N.B. Boulevard, Hermitage, PA 16148, telephone: (724) 983-3317

PVF Capital: Jeffrey N. Male, Secretary, PVF Capital Corp., 30000 Aurora Road, Solon, OH 44139, telephone: (440) 248-7171

BCSB Bancorp: Joseph J. Bouffard, President and Chief Executive Officer, BCSB Bancorp, Inc., 4111 East Joppa Road, Baltimore, MD 21236, telephone: (410) 256-5000

3

2Q13 Operating Results

2Q13 Operating Highlights Strong Operating Results

Consistent high-quality earnings

Operating net income(1) $30.1 million

High-quality earnings with provision for loan losses

Operating diluted EPS(1) $0.21 exceeding net charge-off levels

Year-to-date operating leverage achieved

ROTA(1) 1.08% Solid profitability results

ROTE(1) 17.33% Revenue growth and expense control

Net interest margin narrowing of three basis points

Net interest margin 3.63% primarily due to lower accretable yield

Annapolis Bancorp, Inc. (ANNB) acquisition closed and

Efficiency ratio 58.6% fully integrated April 6, 2013

Organic balance sheet growth continued

Total loan growth (organic, annualized) 5.6%

Organic growth in average total loans of 5.6%

Transaction deposit growth (organic, annualized) 7.4% Organic growth in average commercial loans of 5.8%

Organic growth in average consumer loans of 11.8%

Net charge-offs (originated portfolio, annualized) 0.33%

Organic growth in transaction deposits and customer

repurchase agreements of 7.4%

NPL’s+OREO/Total loans + OREO (originated portfolio) 1.59%

Asset quality reflects continued good results

(1)	Non-GAAP measure, refer to Appendix for GAAP to Non-GAAP Reconciliation details
4

2Q13 Operating Highlights – Quarterly Trends

		Current 2Q13	Prior 1Q13	Prior Year 2Q12
Operating Earnings[1]	Net income	$30,094	$28,767	$29,336
	Earnings per diluted share	$0.21	$0.20	$0.21
Profitability Performance	ROTE[1]	17.33%	17.46%	19.14%
	ROTA[1]	1.08%	1.08%	1.13%
	Net interest margin	3.63%	3.66%	3.80%
	Efficiency ratio	58.6%	59.8%	57.7%
Strong Organic Growth Balance Sheet Trends[2]	Total loan growth	5.6%	7.1%	2.8%
	Commercial loan growth	5.8%	10.8%	4.2%
	Consumer loan growth	11.8%	6.1%	8.3%
	Transaction deposits and customer repo growth[3]	7.4%	2.6%	14.3%

Quarterly Trends

- Prior-year quarter benefited from higher accretable yield of $1.7 million (net of tax) or $0.01 per diluted share
- Accretable yield benefit included in net interest margin:
  - 2Q13: 2 bps
  - 1Q13: 4 bps
  - 2Q12: 10 bps
- Continued strong organic growth in loans and transaction deposits and customer repurchase agreements
  - Organic growth in both commercial and consumer loans
  - Continued to strengthen deposit mix, with lower-cost transaction deposits and customer repurchase agreements comprising 77% of total deposits and customer repurchase agreements at June 30, 2013
- Annapolis Bancorp, Inc. acquisition completed 2Q13 (April 6, 2013)

(1) Non-GAAP measure, refer to Appendix for GAAP to Non-GAAP Reconciliation details;(2) Average, annualized linked quarter organic growth results. Organic growth results exclude balances acquired in the ANNB acquisition;(3) Total deposits excluding time deposits

F.N.B. Corporation

5

M&A Strategic Update – Progressing as Planned

Significant Progress Replicating Proven Success in Pittsburgh MSA to Expansion Markets of Baltimore MSA (ANNB And BCSB Acquisitions) and Cleveland MSA (PVFC Acquisition)

Strategies			Pittsburgh MSA	Baltimore MSA	Cleveland MSA
Market Characteristics Support Sustained Organic Growth	Markets with considerable scale and growth opportunities. Density of commercial prospects, strong consumer, wealth, private banking, insurance opportunities support FNB's strategy.	Commercial Prospects[1]	59,240	65,169	52,149
		Population	2.4 million	2.7 million	2.1 million
		Median Household Income	$46,000	$63,000	$45,000
FNB Execution in Market Instills FNB Culture	Assemble strong regional leadership with established market connections. Build experienced cross-functional team. Deploy proprietary sales management process immediately. Create synergistic cross-functional alignment.	Leadership	✓	✓	In Process
		Team	✓	✓	
		Sales Management	✓	✓	
		Cross-Functional Alignment	✓	✓	
Market Position Establishes Scale and Presence	Achieve attractive market position. Establish strong presence and FNB hub with a regional headquarters.	Market Position[2]	#3	#10	#14
		Regional Headquarters	✓	In Process	✓

(1) Data per U.S. Census Bureau;(2) Deposit market share, pro-forma, excludes custodial bank in Pittsburgh MSA

F.N.B. Corporation

6

Balance Sheet Highlights

Average Balances, $ in Millions	2Q13 Balance	Reported Growth[1] $	Organic Growth[2] $	Organic Growth[2] %
Securities	$2,296	$41.8	-	-
Total loans	$8,530	$373.5	$114.6	5.6%
Commercial loans	$4,733	$264.2	$64.6	5.8%
Consumer loans[3]	$2,688	$117.6	$75.8	11.8%
Residential mortgage loans	$1,066	-$12.7	-$30.2	-11.2%
Earning assets	$10,886	$413.1	-	-
Total deposits and customer repos	$10,334	$395.7	$37.4	1.5%
Transaction deposits and customer repos[4]	$7,873	$427.9	$136.6	7.4%
Time deposits	$2,461	-$32.2	-$99.2	-16.0%

2Q13 Highlights

- Continued strong organic growth in loans and transaction deposits and customer repurchase agreements
- Organic total loan growth of 5.6% annualized
  - ✓ Total commercial loan growth driven by C&I portfolio growth of 8.8% annualized
  - ✓ Total consumer loan growth driven by home-equity related portfolios
- Further enhanced attractive deposit mix
  - ✓ Lower cost, relationship-focused transaction deposits and customer repurchase agreements represent 77% of total deposits and customer repurchase agreements compared to 73% at June 30, 2012[5]

(1) Reported linked-quarter growth represents total growth, including balances acquired via the ANNB acquisition;(2) Organic linked-quarter growth represents growth excluding balances acquired via the ANNB acquisition, % growth annualized;(3) Includes Direct Installment, Indirect Installment and Consumer LOC portfolios;(4) Excludes time deposits;(5) Period-end as of June 30, 2013

F.N.B. Corporation
7

Asset Quality Results(1)

$ in Thousands 2Q13 1Q13 2Q12 2Q13 Highlights

Solid performance with demonstrated stability

compared to the prior quarter and improvement

NPL’s+OREO/Total loans+OREO 1.59% 1.59% 1.93% compared to the prior year

2Q13 provision for loan losses of $7.9 million

Total delinquency 1.44% 1.45% 1.78% exceeds net charge-offs

$6.6 million provision for the originated

Provision for loan losses(2) $ 7,903 $ 7,541 $ 7,027 portfolios

$1.25 million provision for the acquired

Net charge-offs (NCO’s)(2) $ 7,325 $ 4,213 $ 7,473 portfolios

Delinquency stable compared to the prior

NCO’s/Total average loans(2) 0.34% 0.21% 0.38% quarter and improved from the year-ago quarter

Reserve position directionally consistent with

performance

NCO’s/Total average originated loans 0.33% 0.22% 0.45%

ANNB acquisition completed April 6, 2013

Allowance for loan losses/

Total loans 1.35% 1.39% 1.49%

Allowance for loan losses/

Total non-performing loans 121.68% 124.80% 104.89%

Metrics shown are originated portfolio metrics unless noted as a total portfolio metric. “Originated portfolio” or “Originated loans” excludes loans acquired at fair value and accounted for in accordance with ASC 805 (effective January 1, 2009), as the risk of credit loss has been considered by virtue of the Corporation’s estimate of fair value.

(2)	Total portfolio metric
8

Asset Quality Trends

Asset Quality Trends Compare Favorably to Peer Results

NPL’s+OREO/ NCO’s on Originated Loans/ Total Originated Loans+OREO(1)(2) Total Originated Loans(1)(3)

4.00%

1.20% 3.50% 1.00% 3.00% 2.74%

0.77%

2.50% 0.80%

2.15%

2.00%

0.60% 0.62%

1.60% 1.59% 1.59%

1.50% 0.41%

0.40% 0.33% 1.00%

0.22%

0.20% 0.50%

0.00% 0.00%

2010 2011 2012 1Q13 2Q13 FY 2010 FY 2011 FY 2012 1Q13 2Q13

FNB Peer Group Median FNB Peer Group Median

Peer data per SNL Financial, refer to Appendix for peer listing;(1) Metrics shown are originated portfolio. “Originated portfolio” or “Originated loans” excludes loans acquired at fair value and accounted for in accordance with ASC 805 (effective January 1, 2009), as the risk of credit loss has been considered by virtue of the Corporation’s estimate of fair value;(2) Based on balances at quarter end for each period presented;(3) Full year or quarterly results annualized. 9

Non-Interest Income

$ in Thousands 2Q13 1Q13 2Q12 2Q13 Highlights

Increase (linked-quarter) in non-interest income

Service charges $ 18,660 $ 16,531 $ 17,588 reflects increased service charges, consistent results from fee-based lines of businesses and

the benefit of the ANNB acquisition

Insurance commissions and fees 4,101 4,430 3,882

Service charges increased linked-quarter given

Securities commissions 2,867 2,923 2,030 higher volume and the benefit of ANNB-related volume

Trust income 4,167 4,085 3,842

Insurance commissions and fees reflects a

Gain on sale of loans 1,022 1,021 711 linked-quarter decline due to seasonal contingent fee revenue in the first quarter;

increase seen year-over-year

Other 4,307 3,999 4,465

Non-interest income before Wealth management (securities commissions one-time items $ 35,124 $ 32,989 $ 32,518 and trust income) increased 19.8% compared to the prior year primarily due to revenue-

enhancing strategies and initiatives and

One-time items(1) 1,559 — — improved market conditions

Total non-interest income(2) $ 36,683 $ 32,989 $ 32,518

(1) $1.6 million gain realized on extinguishment of debt;(2) Excluding net securities gains/(losses) and OTTI of $68, $684, and $260 respectively.

Non-Interest Expense

$ in thousands 2Q13 1Q13 2Q12 2Q13 Highlights

? Overall non-interest expense results reflect

Salaries and employee benefits $ 43,201 $ 43,905 $ 41,070 continued efficiency focus and the addition of

ANNB operating expenses 2Q13

Occupancy and equipment 12,945 12,190 11,862

? Salaries and benefits decrease (linked-quarter)

reflect disciplined management of this expense

Amortization of intangibles 2,125 1,986 2,369 component partially offset by the addition of

ANNB-related expense

Other real estate owned 820 192 1,467

? One-time expense represents $2.9 million in

Other(1) 22,144 20,238 21,397 merger costs related to ANNB

Non-interest expense before ? The efficiency ratio improved from the prior one-time items $ 81,235 $ 78,511 $ 78,165 quarter and reflects a good level given that revenue synergies and cost savings related to

One-time items(2) 2,946 352 317 ANNB are in the early stages

Total non-interest expense $ 84,181 $ 78,863 $ 78,482

Efficiency ratio 58.6% 59.8% 57.7%

(1) Excluding one-time items;(2) Merger related expenses for each period of $2,946, $352, $317, respectively.

Net Interest Margin Trends

Net Interest Margin Trends

4.00%

3.80%

0.10% 3.70%

3.66% 3.66% 3.63% 0.05% 0.04% 0.10% 0.02% 3.70% 3.65% 3.62% 3.61%

3.56% 3.50%

3.00%

2.50%

2.00% 2Q12 3Q12 4Q12 1Q13 2Q13

Core Net Interest Margin Accretable Yield

Capital Position

Capital Position as of June 30, 2013(1)

March 31, 2013 June 30, 2013

14.0%

12.3%

11.9%

12.0% 10.7%

10.4%

10.0%

8.4% 8.3%

8.0%

6.2% 6.1%

6.0%

4.0%

2.0%

0.0%

Total Risk-Based Tier One Leverage Tangible Common Equity

2Q13 Capital Level Drivers

Capital levels at June 30, 2013 reflect initial impact of Annapolis Bancorp, Inc. acquisition.

Regulatory capital levels impacted by partial redemption of trust preferred securities ($15.0 million repurchased at a discount in June 2013).

Tangible common equity ratio impacted by changes in unrealized gains and losses included in other comprehensive income (OCI). Excluding the OCI change, the tangible common equity ratio would have been unchanged from the prior quarter.

(1) Regulatory risked-based ratios estimated as of June 30, 2013.

Summary

Consistent Strategy Delivers Sustainable Results

Strong 2Q13 Operating Results

High-quality earnings

Year-over-year operating leverage

Significant Progress Establishing FNB in Expansion Markets of Maryland and Cleveland

Consistent, proven strategy deployed

FNB expansion in Maryland and Cleveland markets progressing well with results at or exceeding targets

Delivering Results on Stated Strategic Focus

Evolution of delivery channels

Continuous reinvestment in people, processes and infrastructure

Keen focus on expense control and efficiency improvements

Leveraging cross-sell culture across lines of business and through M&A expansion markets

Pursuing M&A opportunities in attractive markets following consistent, disciplined approach

Appendix

Regional Peer Group Listing

Ticker Institution Ticker Institution

ASBC Associated Bancorp ONB Old National Bancorp

AF Astoria Financial Corporation PVTB Private Bancorp, Inc.

CBSH Commerce Bancshares, Inc. SUSQ Susquehanna Bancshares, Inc.

FMER First Merit Corp. UMBF UMB Financial Corp.

FULT Fulton Financial Corporation VLY Valley National Bancorp

MBFI MB Financial, Inc WBS Webster Financial Corporation

NPBC National Penn Bancshares, Inc. WTFC Wintrust Financial Corporation

GAAP to Non-GAAP Reconciliation

Operating: Earnings, Return on Avg Tangible Equity, Return on Avg Tangible Assets

	For the Quarter Ended		
	June 30, 2013	March 31, 2013	June 30, 2012
Operating net income			
Net income	$29,192	$28,538	$29,130
Add: Merger and severance costs, net of tax	1,915	229	206
Less: Gain on extinguishment of debt, net of tax	1,013	-	-
Operating net income	$30,094	$28,767	$29,336
Operating diluted earnings per share			
Diluted earnings per share	$0.20	$0.20	$0.21
Add: Merger and severance costs, net of tax	0.01	0.00	0.00
Less: Gain on extinguishment of debt, net of tax	(0.01)	-	-
Operating diluted earnings per share	$0.21	$0.20	$0.21
Operating return on average tangible equity			
Operating net income (annualized)	$120,706	$116,668	$117,991
Amortization of intangibles, net of tax (annualized)	5,538	5,237	6,192
	$126,244	$121,904	$124,182
Average shareholders' equity	$1,473,945	$1,410,827	$1,367,333
Less: Average intangible assets	745,458	712,466	718,507
Average tangible equity	$728,487	$698,361	$648,826
Operating return on average tangible equity	17.33%	17.46%	19.14%
Operating return on average tangible assets			
Operating net income (annualized)	$120,706	$116,668	$117,991
Amortization of intangibles, net of tax (annualized)	5,538	5,237	6,192
	$126,244	$121,904	$124,182
Average total assets	$12,470,029	$12,004,759	$11,734,221
Less: Average intangible assets	745,458	712,466	718,507
Average tangible assets	$ 11,724,570	$ 11,292,292	$ 11,015,714
Operating return on average tangible assets	1.08%	1.08%	1.13%

F.N.B. Corporation

17